VIVOPOWER

VIVOPOWER INTERNATIONAL PLC
BLACKWELL HOUSE, GUILDHALL YARD
LONDON EC2V 5AE
UNITED KINGDOM

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V81379-Z91587 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

VIVOPOWER INTERNATIONAL PLC

The Board of Directors recommends you vote FOR the following proposals:

	Proposal	For	Against	Abstain
1.	**Laying of annual accounts and reports (ordinary resolution)** To approve the receipt of the accounts and the reports of the directors and the auditors for the financial year ended 30 June 2025 (the "June 2025 Annual Report").	☐	☐	☐
2.	**Directors' remuneration report (ordinary resolution)** To approve the directors' remuneration report for the financial year ended 30 June 2025 as set out in the June 2025 Annual Report (the "Directors' Remuneration Report").	☐	☐	☐
3.	**Re-appointment of auditors (ordinary resolution)** To re-appoint WithumSmith+Brown, PC as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.	☐	☐	☐
4.	**Remuneration of auditors (ordinary resolution)** To authorize the Company's audit committee to determine the remuneration of the auditors.	☐	☐	☐
5.	**Extension of the term of Kevin Chin's appointment as director of the Company (ordinary resolution)** To re-elect Kevin Chin (a Class C Director of the Company who stands for re-election in accordance with the Company's articles of association) and approve the extension of the term of appointment of Mr Chin by 3 years, such that the term of such appointment expires at the Company's annual general meeting in 2028.	☐	☐	☐
6.	**Authority to allot (ordinary resolution)** That the directors be and are hereby generally and unconditionally authorized in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$116,400,000 provided that this authority shall, unless renewed varied or revoked, expire on 15th December 2030 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or such rights to be granted after such expiry and the directors shall be entitled to allot shares and grant rights pursuant to any such offer or agreement as if this authority had not expired.	☐	☐	☐
7.	**Disapplication of statutory pre-emption rights (special resolution)** Subject to the passing of Resolution 6, to authorize the directors, in accordance with section 570 of the UK Companies Act 2006, to allot shares pursuant to the authority conferred by resolution 6, as if section 561(1) of the CA 2006 did not apply to any such allotment.	☐	☐	☐
8.	**Adoption of Dual Class Share Structure and Redesignation of Shares (special resolution)** To approve the adoption of a dual class share structure, whereby: 8a. the Company shall have two classes of ordinary shares: 8aa Class A Ordinary Shares, each carrying one (1) vote per share; and Class B Ordinary Shares, each carrying twenty (20) votes per share.	☐	☐	☐
9.	**Approval of an Increase in the Cap for the Omnibus Incentive Plan 2017 (ordinary resolution)** To approve an increase in the maximum aggregate number of Class A ordinary shares that may be issued under the Omnibus Incentive Plan 2017 (the "OIP") from ten percent (10%) to fifteen percent (15%) of the Company's issued share capital from time to time.	☐	☐	☐
10.	**Authorisation to Amend Remuneration Consistent with Market Benchmarks (ordinary resolution)** To authorise the Board of Directors to review and, where appropriate, amend the remuneration of directors and executives.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Form 20-F are available at www.proxyvote.com.

V81380-Z91587

VIVOPOWER INTERNATIONAL PLC
Annual Meeting of Shareholders
December 15, 2025 10:00 a.m. (UK Time)
This proxy is solicited by the Board of Directors

Appointment of Proxyholder

I/We, being a member of the company, hereby appoint the Chairman of the meeting, or the following person

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s).	Please indicate the number of shares this proxy is appointed over (if less than your full voting entitlement).

as proxy to exercise all of the rights to attend, speak and vote as designated on the reverse side of this ballot, all of the shares of Common stock of VIVOPOWER INTERNATIONAL PLC that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:00 a.m. (UK Time), on December 15, 2025, at Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom and online at https://meetings.lumiconnect.com/200-095-657-569, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side